SVM-based blockchain with freedom to transact

X1 Blockchain is a low-cost, high-speed, high-performance, high-throughput, censorship-resistant and monolithic Layer-1 blockchain designed to enable freedom to transact with minimal technical and economic limitations

X1 Whitepaper **X1 Docs** **Testnet**

INVEST IN **X1 LABS**

Stripe for Web3: Blockchain software development and infrastructure operations

x1.xyz   Newark, DE

Highlights

① Fully Decentralized Infrastructure: Ensures transparency, security, and resilience.

② Instant Settlement Speeds: Achieves transaction finality in mere seconds

③ Zero-Cost Stablecoin Transactions: Eliminates transaction fees within the network for stablecoins

Featured Investor



Alex Stolyar in
Syndicate Lead

Follow

Invested $49,500 ⓘ

"I've known Jack Levin since his days at Google, where I saw first-hand his ability to solve incredibly complex technical problems with elegance and precision. Jack is a true technical genius and a builder at heart, capable of turning ambitious ideas into robust, scalable systems. What excites me about X1 Labs is that it's rooted in strong, fundamental crypto principles - the kind that create real, lasting value rather than chasing hype. In a space often dominated by short-term noise, X1 Labs is focused on building infrastructure and technology that can stand the test of time, grounded in sound technical and economic fundamentals. I believe this combination of visionary leadership, deep technical expertise, and principled execution positions X1 Labs to stand out in the crypto landscape -and to deliver meaningful impact for years to come."

Our Founder



Jack Levin   CEO

Developed Google search infrastructure '99-2005

X1 Blockchain Pitch Deck



OUR MISSION

To provide a decentralized, censorship-resistant infrastructure that empowers the freedom to transact with minimal technical and economic limitations.



OUR TEAM

JACK LEVIN

Google's first backend architect and the first Google employee to launch a Layer 1 blockchain. He founded Imageshack and Yfrog. Starting in 2011, he began mining Bitcoin and has since been involved in B2B blockchain projects.

@MrJackLevin   427,200 followers

Google   ImageShack   yfrog

AXEL ECKERBOM
Co-Founder

NICOLAS PETTAS
Co-Founder

LEO BELYAEV
Co-Founder



BLOCKCHAIN REIMAGINED

X1

High performance & high decentralization

High Nakamoto coefficient

Reduced validator costs

100% compatible with Solana Virtual Machine (SVM)

WHY SVM?



FAST, CHEAP, BATTLETESTED

A highly efficient and low-cost network, proven reliable under various challenging conditions, consistently delivering dependable performance.



STRONGEST PERFORMANCE

Delivers exceptional speed and scalability through parallelisation with minimal latency, optimizing throughput for large-scale applications



ATOMIC COMPOSABILITY

Enables seamless, secure transactions across multiple protocols, ensuring instant interoperability without compromising safety.

X1 | 5

DECENTRALIZATION & PERFORMANCE

X1 is optimized for a high Nakamoto coefficient while maintaining high performance



X1 | 6

X1 ECONOMICS: MODIFIED CONSENSUS REDUCES VALIDATOR COST, YIELDING MORE SCALABLE NETWORK

	☰ SOLANA	**X1**
Cost to run a single validator	$200.00 / day	$5.00 / day **40X cheaper**
Aggregate cost to run the network	$100 Million / year	$2.5 Million / year

COST EFFICIENCY

X1 Blockchain cuts validator costs by leveraging optimized consensus mechanisms and scalable infrastructure, achieving a 40x increase in cost efficiency.

This significant reduction lowers the entry barrier for validators, boosting network decentralization, security, and scalability without compromising performance.

BLOCK PRODUCTION CENTRALIZATION REDUCTION



RANDOMIZED LEADER SELECTION

VRF-based selection ensures fairness and prevents leader predictability or manipulation.

PERFORMANCE-DRIVEN SCHEDULING

High-performing validators are prioritized for block production, ensuring faster blocks.

RESILIENT DECENTRALIZATION

Balanced stake influence and broad validator participation limit centralization and enhance long-term network security.

X1 ECONOMICS: DYNAMIC TRANSACTION FEES



Progressively more expensive as block fills up (measured in CU)

Total block capacity **48M**

	T1	T2	T3	T4
CU's/thread	0-48M	0-48M	0-48M	0-48M

100%
75%
50%
25%
0%

SUSTAINABLE ECONOMIC MODEL

X1's pricing for Compute Units (CU) per block deters spam, ensuring fair, secure, and efficient resource use.

By aligning resource allocation with actual demand, it ensures efficiency. The result: better pricing and less spam.

📊 Base fee = txCU x M (lamports) where, M - dynamic based on block congestion

END USER COST REDUCTION THROUGH SCALING

EFFICIENT SCALING

X1 cuts validator costs and maximizes throughput, lowering transaction fees for users and enabling rapid, affordable scaling. This efficient infrastructure enhances speed and affordability, making X1 a high-performance blockchain poised for widespread use.

Cheaper nodes

Higher node capacity

Faster, more scalable network

Less expensive transactions

X1 TECHNICALS: FASTER TRANSACTION SCHEDULER

	SOLANA	X1
Thread pool capacity	4 threads	16-32 threads 4-8X more

EXPANDED THREAD POOLS

By expanding the thread pool capacity from 4 to 16—32 threads, X1 achieves much faster scheduling than Solana, where a 4-thread limit constrains its throughput.

This enhancement boosts parallelism and efficiency in transaction processing without increasing validator costs, resulting in superior performance.







Future projections are not guaranteed.



X1 ADVANTAGE - GASLESS TRANSFERS

Paymasters abstract gas by paying validator fees in the native token on behalf of users. Monetization via spreads or volume-based pricing, enabling gasless UX.



⚡ POWER FEATURE

GASLESS STABLECOIN TRANSFERS

Gasless P2P transfers are powered by paymasters, who cover validator fees behind the scenes. Users don't need native tokens, their transfers are frictionless

ⓘ X1 will set up edge nodes at the paymasters to get pre-confirmation times down to 2ms.

1. User A send money to user B — free.

User A — Gasless Transfer → User B — PayPal fee % → PayPal

Paymasters

2. PayPal is debited the cost of the transfer that executes on the chain, very small fee per tx.

X1 ADVANTAGE - SPEED

Instantaneous payment UX



⚡ POWER FEATURE

ULTRA-LOW LATENCY

Sub-5ms pre-confirmation speeds, eliminating payment friction. Edge node optimistic confirmation architecture reduces last-mile latency for real-time transactions. Instant UX.

2ms pre-confirmation

User
Sends gasless tx

Edge node
Pre-confirms tx gas via paymasters

X1 Validator Network

~2s finality







BUILT FOR RAILS. BUILT FOR *SCALE*.

X1

X1 TESTNET PERFORMANCE

In a live testnet of the X1 blockchain, we demonstrated lightning-fast block speed and near instant transaction confirmations across a large validator network

COMMUNITY VALIDATORS (>290)

All community-owned nodes

VALIDATOR MAP

X1 Validators
(Testnet)
PAUSE

X1 TESTNET MILESTONES TO DATE

290+
Active nodes

15
Countries

10B+
Transactions

TACHYON VALIDATOR RELEASED

FEATURING

- Zero-cost voting
- Dynamic base fees



ROADMAP

PRIVATE TRANSACTIONS
By implementing homomorphic encryption, X1 will support private transactions and enable secure, private proofs

SCALABLE CONSENSUS
By scaling consensus, X1 boosts transaction speed and efficiency, supporting greater network demand seamlessly.

IMPROVED LEADER SELECTION
By utilizing statistical ML alorithms to analyze and select leaders based on performance, X1 will significantly improve its decentralization and inclusion

ON-CHAIN MEV CAPTURE
X1 validator implements open-source MEV block engine, allowing for fully decentralized access to MEV opportunities

Currently being implemented

X1 | 20



COMPATIBILITY
Utilizing SVM ensures full compatibility with the entire Solana ecosystem.

WALLETS
- phantom
- Atomic Wallet
- Trust Wallet
- Ledger
- SOLFLARE
- Backpack

TOOLING
- MAGIC EDEN
- Solana Beach
- LIQ Protocol
- Aleph.im
- Solana Project
- NEON

DEFI
- Jupiter
- Marinade
- solayer
- RAYDIUM
- ORCA
- Solend

APPLICATION
- PUMP.FUN
- STAR ATLAS
- KAMINO
- Solstarter
- MAPS.ME
- AUDIUS

INFRASTRUCTURE
- Ren
- WORMHOLE
- Jito
- arweave.org
- the graph
- MoonPay

X1 | 21

KEY PARTNERSHIP OBJECTIVES



METAPLEX   Jupiter   ORCA



Downloads


X1-DECK-05232025 fresh.pdf